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KW

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASH., D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. HOBMAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12831 WEST GALAXY DRIVE
(No. and Street)

SUN CITY WEST	AZ	85375
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HOBMAN 928-925-1964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ CORBIN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

555 ANTON BLVD, SUITE 1000	COSTA MESA	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15046448

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Xy

OATH OR AFFIRMATION

I, RICHARD HOBMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. HOBMAN SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

W. RAMSEY
NOTARY PUBLIC - ARIZONA
Maricopa County
My Commission Expires
April 13, 2016

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. HOBMAN SECURITIES, INC.
SEC ID No. 8-48478

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2014

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

R. HOBMAN SECURITIES, INC.

CONTENTS

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of R. Hobman Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information as of December 31, 2014 included in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information included in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 24, 2015

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

R. HOBMAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2014
Current Assets:		
Cash and cash equivalents	$	38,040
Commissions receivable		18,195
Prepaid expenses and other		17,548
Total Current Assets	**$**	**73,783**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$	5,431
Commitments and contingencies		
Shareholder's Equity:		
Common stock, no par value; 1,000 shares authorized; 1,000 shares issued and outstanding		26,957
Retained earnings		41,395
Total Shareholder's Equity		68,352
Total liabilities and Shareholder's equity	**$**	**73,783**

The accompanying notes are an integral part of these financial statements.

R. HOBMAN SECURITIES, INC.

STATEMENT OF INCOME

		For The Year Ended December 31, 2014
Revenues:		
Commissions	$	208,966
Other income		1,205
Total Revenues		210,171
Expenses:		
Consulting		20,140
Information services		4,897
Occupancy		18,551
Professional fees		19,129
Regulatory fees		3,838
Other general and administrative		79,250
Total Expenses		145,805
Income before provision for income taxes		64,366
Provision for income taxes		-
Net Income	**$**	**64,366**

The accompanying notes are an integral part of these financial statements.

R. HOBMAN SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For The Year Ended December 31, 2014

	Common Stock		Retained	Total Shareholder's
	Shares	Amount	Earnings	Equity
Balance, January 1, 2014	1,000	$ 24,957	$ 2,029	$ 26,986
Distribution to shareholder	-	-	(25,000)	(25,000)
Capital contributions	-	2,000	-	2,000
Net income	-	-	64,366	64,366
Balance, December 31, 2014	**1,000**	**$ 26,957**	**$ 41,395**	**$ 68,352**

The accompanying notes are an integral part of these financial statements.

R. HOBMAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

		For The Year Ended December 31, 2014
Cash flows from operating activities:		
Net income	$	64,366
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		(5,205)
Prepaid expenses and other		(13,268)
Accounts payable and accrued expenses		(1,151)
Net cash provided by operating activities		44,742
Cash flows from financing activities:		
Distribution to shareholder		(25,000)
Capital contributions		2,000
Net cash used in financing activities		(23,000)
Net change in cash and cash equivalents		21,742
Cash and cash equivalents at beginning of year		16,298
Cash and cash equivalents at end of year	**$**	**38,040**
Supplemental cash flow information:		
Cash paid during the year for:		
Income taxes	**$**	**-**
Interest	**$**	**-**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

R. Hobman Securities, Inc. (the "Company") was incorporated in Nevada on January 27, 1995. On October 30, 2008, the Company was registered as a broker/dealer in the state of Arizona. The Company was formed to provide general securities broker/dealer services to investors in securities and other investments. The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a licensed member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in consulting activities for two broker/dealers. Commissions for these activities are remitted directly to the two broker/dealers, in turn, they remit the agreed-upon percentage to the Company for its consulting services. The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934, as the Company conducts business on a fully disclosed basis with other broker/dealers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Registration

The Company must register with state departments which govern compliance with securities laws for states in which it does business. The Company generates a substantial amount of commission income in the state of Arizona. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Concentration of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk related to these deposits.

Customers

No allowance for uncollectible amounts has been provided. Management has evaluated the accounts and believes they are fully collectible.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For the year ended December 31, 2014, two broker/dealers accounted for 100% of the Company's commissions revenue. As of December 31, 2014, commissions receivable from one of the two broker/dealers totaled 100% of the total commissions receivable balance. A significant reduction in sales to, or the inability to collect receivables from, one of these customers could have a material adverse impact on the Company.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

Revenue Recognition

Commission revenues from securities transactions are recognized as earned.

Income Taxes

The Company has elected to be taxed as a qualified subchapter S corporation under the Internal Revenue Code and under the tax laws of the State of Arizona, pursuant to which taxes on income of the Company are the responsibility of the shareholder. Under this election, the Company's taxable income or loss flows through to the shareholder's federal and state income tax returns. The State of Arizona imposes a $50 minimum tax per year only if the Company has income subject to tax at the federal level. As the Company does not have income subject to tax at the federal level in 2014, it is not subject to the minimum tax imposed by the State of Arizona.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $0 accrued for interest and penalties on its statement of financial condition at December 31, 2014.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company is subject to taxation in the U.S. and Arizona. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2010.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include, but are not limited to, the collectability of receivables. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company leases its office space from its shareholder on an annual renewable basis (see Note 3). The Company paid $18,551 in occupancy costs during 2014. In addition, the Company pays for the shareholder's vehicle lease, totaling $5,225 in 2014 (see Note 3). The Company paid consulting expense of $20,140 to related parties.

NOTE 3 – COMMITMENTS

Operating Leases

The Company pays for a shareholder vehicle lease under a non-cancelable operating lease expiring through May 2015. The Company also pays 33% of a non-cancelable shareholder facility lease for its office space, expiring in December 2015. Approximate annual future minimum rental payments are as follows:

Year Ending December 31,	
2015	$21,000

Total expense paid by the Company under these shareholder leases was $23,776 for the year ended December 31, 2014.

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officer, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

NOTE 4 – RETIREMENT PLAN

The Company adopted a SEP IRA retirement plan (the "Plan") effective January 1, 1999. The Plan covers all employees who are at least 21 years of age with three years of service. The Company's contribution is based on 15% of eligible salary for each eligible employee. During the year ended December 31, 2014, the Company did not make any contributions to the Plan because the sole employee has reached the age where he is required to take withdrawals.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2014, under the most restrictive requirement, the Company had net capital of $49,598 which was $44,598 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

NOTE 6 – RESERVE REQUIREMENTS AND POSSESSION AND CONTROL STATEMENT FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934, as the Company engages in consulting activities, it does not carry customer accounts and it does not hold customer securities or cash. Because of such exemption, the Company is not required to prepare a determination of reserve requirements or possession and control statement for brokers and dealers required by Rule 17a-13 and Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

R. HOBMAN SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital-			
Total shareholder's equity from statement of financial condition	$ 58,761	$ 68,352	$ 9,591
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	1,206	1,206	-
Prepaid expenses and other	3,801	17,548	13,747
Furniture, fixtures and equipment	3,807	-	(3,807)
Total deductions and/or charges	8,814	18,754	9,940
Net capital	49,947	49,598	(349)
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 44,947	$ 44,598	$ (349)
Total aggregate indebtedness	$ 5,081	$ 5,431	$ 350
Ratio of aggregate indebtedness to net capital	0.10 to 1	0.11 to 1	

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report of R. Hobman Securities, Inc., in which (1) R. Hobman Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 24, 2015

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

R. HOBMAN SECURITIES, INC.
12831 WEST GALAXY DRIVE
SUN CITY WEST, AZ 85375

BROKER DEALER'S ANNUAL EXEMPTION REPORT

R. Hobman Securities, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule. R. Hobman Securities, Inc. met the aforementioned exemption provisions throughout the year ended December 31, 2014 without exception.

R. HOBMAN SECURITIES, INC.

I, Richard Hobman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Richard Hobman

President

February 24, 2015